
August 28, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Craig C. Bram
President and Chief Executive Officer
Synalloy Corporation
775 Spartan Blvd., Suite 102
P.O. Box 5627
Spartanburg, South Carolina 29304

> **Re: Synalloy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 19, 2015**
> **File No. 333-204850**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **File No. 000-19687**
> **Form 10-Q for Fiscal Quarter Ended July 4, 2015**
> **Filed August 11, 2015**
> **File No. 000-19687**

Dear Mr. Bram:

　　We have reviewed the above-captioned filings and your letter of correspondence dated August 19, 2015 and have the following comments.

<u>Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates, page 18</u>

<u>Goodwill, page 19</u>

1.　　We note your response to comment 5 in our letter dated July 6, 2015 that you have two reporting units which are comprised of your two reportable segments "Metals" and "Specialty Chemicals". We further note that from your response to comment 14 that you have 5 operating segments of which BRISMET, Palmer and Specialty Pipe & Tube are aggregated into the Metals reportable segment and CRI Tolling and Manufacturer's Chemicals are aggregated into the Specialty Chemicals reportable segment. ASC 350 defines a reporting unit as an operating segment or one level below an operating segment and allows for aggregation at the component level below an operating segment to the extent similar. As such, an operating segment is the highest level within an entity that can be a reporting unit. Please identify for us your reporting units in accordance with this definition as well as the guidance set forth in ASC 350-30-33. Please perform your goodwill impairment analysis based on your appropriately identified reporting units. Please tell us the amount of headroom between the fair value and the carrying value for each newly identified reporting unit.

Results of Operations, pages 21-25

2.   We note your response to comment 7 in our letter dated July 6, 2015 as well as your response to comment 14, which indicates that your business units are operating segments. Please tell us what consideration was given to discussing U.S. GAAP results and measures related to your operating segments to the extent those operations are material and impact significant trends of your reportable segments. With reference to Section I.B and III.B.1 of SEC Release 33-8350, please tell us what consideration you gave to presenting this information in MD&A.

Note 1: Summary of Significant Accounting Policies, page 32

Revenue Recognition

3.   We note from your response to comment 10 in our letter dated July 6, 2015 that CRI has two types of customers, those that provide the raw material to CRI for processing and those that CRI purchases the raw materials on the customer's behalf. We therefore have the following additional comments regarding your accounting and presentation of CRI Tolling's services:

- Tell us how you evaluated the criteria under ASC 605-45 for transactions with the customers that do not provide raw materials to the company. In your response please highlight key terms of your typical arrangements you considered (for e.g. who bears inventory risk and the pricing).
- Please clarify, if true, that you have identified revenues generated from activities with customers that provided you with raw material as service revenues. If not, please provide support for your conclusion that these revenues are generated from product sales in light of the fact that (i) your only obligation is to perform various operations to the customer-provided materials in order to create a pre-defined chemical compound, (ii) you have no inventory risk, (iii) the tolling price is established and accepted by the customer prior to submitting an order, and (iv) you are not involved in establishing the pricing for the customer furnished inventory.

- Please quantify the amount of revenue that CRI Tolling has recorded for each set of customers for the three years presented. Furthermore, your response to our comment number 14 indicates that your Manufacturers Chemical operating segment also provides similar services to CRI. Please quantify those service revenues as well.
- Please reassess the guidance under Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose revenue and costs of sales for services in your consolidated statement of operations.

Note 1: Summary of Significant Accounting Policies, page 32

Fair Value Disclosures, page 33

4. We note your response to comment 11 in our letter dated July 6, 2015. Please ensure that the disclosures you intend to provide include the items related to the assumptions used in determining the fair value of the contingent consideration as of the acquisition date and the description of the facts and circumstances that caused the probability of achieving the targets to decline as outlined in your response.

Note 13: Industry Segments, page 46

5. We note your response to comment 14 in our letter dated July 6, 2015. In order for us to better determine the appropriateness of aggregating your operating segments into two reportable segments, for each operating segment please provide us with the sales, gross profit margin, and key metrics your CODM uses and evaluates in your quantitative analysis for each of the last five fiscal years and interim period and each subsequent year that you have budgeting information that supports your conclusion that the long-term financial performance is consistent between the operating segments being aggregated. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Please refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36 for guidance. Furthermore, in providing your response please also specifically provide the following:

- The basis for excluding material costs in your determination that the long-term financial performance for CRI Tolling and Manufacturers Chemical is the same.

- A more robust discussion of the qualitative factors under ASC 280-10-50-11 you considered for aggregating the operating segments within the Metals reportable segment in light of the fact that Palmer produces storage tanks while BRISMET and Specialty Pipe & Tube manufacture and produce different types of pipe.
- Finally, provide the disclosures required by ASC 280-10-50-21(a).

6. We note your response to comment 15 in our letter dated July 6, 2015. Notwithstanding the fact that you are aggregating your operating segments based on ASC 280-10-50-11, please tell us how you considered the guidance in ASC 280-10-50-40. In this regard, we note for example that the Palmer business manufactures liquid storage solutions while the BRISMET and Specialty businesses manufacture and distribute different types of pipe.

Note 16: Acquisitions, page 50

7. We note your response to comment 17 in our letter dated July 6, 2015. In order to better understand the terms and nature of the separately negotiated arrangements and the appropriateness of your accounting, please tell us the following:

- The key terms and conditions of the arrangements and whether they were contingent on successful execution of one another. In providing your response please tell us whether you had the legal right and whether the agreements contained provisions that allowed you to rescind either acquisition if it was not successful in finalizing both.
- Please expand on the nature of the $0.6 million deferred tax liability and what it relates to.

Synalloy Corporation Form 10-Q for Fiscal Quarter Ended July 4, 2015

Note 9: Acquisitions, page 10

8. Your disclosures indicate that as a result of additional information obtained surrounding "the proper lifespan of Specialty's pipe" and transactions that occurred after the acquisition date which indicated that the fair value of the inventory was undervalued, the company changed its accounting policy for valuing inventory. We further note that "…as a result of this change in estimate, approximately $486,000 was recorded in income in the second quarter of 2015 to eliminate the amounts expensed subsequent to the acquisition date." In order to better understand the company's accounting please provide the following:

- A description of the transactions that the company considered and whether they were related to underlying commodity prices or subsequent sales of inventory. Tell us how the company considered the guidance in ASC 805-10-25-13 and ASC 805-10-25-18 in evaluating those transactions in its determination that the inventory adjustment is considered a measurement period adjustment.
- A more detailed discussion related to the nature of the change in the accounting policy and what consideration was given for the need of a preferability letter from your auditors.
- A detailed explanation of how the "change in estimate" led to a $486,000 increase in income in second quarter of 2015.

9. We note your disclosure that during the second quarter of 2015, the estimates used to value the earn-out liability did not properly reflect the impact of potential oil price fluctuations that ultimately occurred. We further note your statement that "Had the facts and circumstances been properly reflected in the beginning valuation at the business combination date, the value of the earn-out would have been lower than what was recorded." As a result, the company determined that since this was identified within one year of the business combination, the beginning earn-out liability was reduced by $2.4 million resulting in a decrease in goodwill by the same amount. Please tell us how the company considered whether this adjustment was an error in accordance with ASC 250 given that the information the company became aware of existed as of the acquisition date and potentially should have known about. In that regard, we note your disclosure in Note 8 - Fair Value on page 9 that "it was evident that an oil price fluctuation factor should have been applied to the projected earn-out sales levels." Furthermore, please tell us how the company considered whether the above adjustment impacted the company's recent remediation efforts related to its internal controls around its accounting for business combinations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

10. We note that based on your disclosure in your condensed consolidated statements of cash flows for the six months ended July 4, 2015, you recognized a reduction of provision for losses on accounts receivable for the period of $837,568. Given that the amount represents 34% and 14% of net income from continuing operations for the three months and six months ended July 4, 2015, respectively, the amount appears material to the financial results for those periods. As such, please tell us and expand your disclosures in your MD&A to address the nature of the reversal, whether it was related to one customer or multiple customers and the facts and circumstances that led to such reversal. Refer to Item 303(A)(3)(i) of Regulation S-K.

Item 4. Controls and Procedures

11.   Please amend your filings for the periods ended April 4, 2015 and July 4, 2015 to affirmatively conclude on the effectiveness of your controls and procedures notwithstanding the fact that there was no business combination that occurred during the first six months ended July 4, 2015. Refer to Item 307 of Regulation S-K.

        You may contact Ameen Hamady (Staff Accountant) at 202-551-3891 or Jeanne Baker (Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: Via E-Mail
        Scott H. Richter
        LeClairRyan